United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

February 2004

Commission File Number 001-15030

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☑  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-          .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610; the Registration Statement on Form F-4 of Companhia Vale do Rio Doce, File No. 333-109610-01; the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

Press Release
SIGNATURES

CVRD Signs 10-Year Iron Ore Supply Contract With Corus

Rio de Janeiro, February 16, 2004- Companhia Vale do Rio Doce (CVRD), the world’s largest iron ore producer, announces that it has signed a 10-year contract with Corus for the supply of iron ore. Through the new deal, CVRD will become Corus’ largest iron ore supplier. Volumes will build up to around 10 million tonnes a year over the next five years from the current 5 million tonnes. The contract replaces a 3-year contract and represents a strategic decision by CVRD to increase value through long-term relationships.

The two companies will now embark on a technical collaboration to identify areas of value enhancement including iron ore product development, supply chain simplification, and process improvement. At the signing of the contract at the Carajás mine in Northern Brazil, Philippe Varin, Chief Executive of Corus, said: “Corus and CVRD have a successful relationship based on working closely together for many years. This deal will strengthen this alliance and help secure our iron ore supply for the long term.”

Roger Agnelli, CEO of CVRD said: “The signature of a new long term contract with Corus is a very important step for CVRD which marks a new phase in the longstanding partnership between Corus and CVRD” .

Companhia Vale do Rio Doce (CVRD) is the largest diversified mining company in the Americas and the fifth largest company in the global metals & mining industry, with a market capitalization of approximately US$ 22 billion. CVRD is the biggest global producer and exporter of iron ore and pellets, important raw materials for steelmaking, and world’s second largest producer of manganese and ferro alloys with operations in Brazil, USA, France, Norway and Bahrain.

Corus is a multinational, market-driven, metals group which provides innovative steel and aluminum solutions to customers worldwide. Corus focuses on the construction, transportation, general engineering and packaging markets. It employs 50,000 people and has operating facilities in many countries with major plants located in the UK, the Netherlands, Germany, France, Norway, Belgium and North America. Corus also has sales offices and service centres worldwide. Corus imports approximately 25 million tonnes of iron ore a year, principally from Brazil, Australia, South Africa, Venezuela and Canada.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: February 17, 2004	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer